Exhibit 21.1

Subsidiaries of Paycor HCM, Inc.

Name	Jurisdiction
Pride Midco, Inc.	Delaware
Pride Guarantor, Inc.	Delaware
Paycor, Inc.	Delaware
Paltech Solutions, Inc.	British Columbia
Nimble Software Systems, Inc.	Delaware
Newton Software, LLC	Ohio
Paycor Insurance Agency, LLC	Ohio
Paycor Headquarters, LLC	Ohio